Exhibit 99.118

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in US Dollars)

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2025 and December 31, 2024
(Unaudited - expressed in thousands of US Dollars)

	Notes	September 30, 2025 $’000	December 31, 2024 $’000
Assets
Current assets
Cash and cash equivalents		14,536	4,454
Accounts receivable and other	3	9,138	16,632
Total current assets		23,674	21,086
Non-current assets
Royalty interests	4	141,467	135,720
Accounts receivable and other	3	4,275	4,031
Investments in associates	5	36,829	41,087
Investments	6	3,328	2,243
Total non-current assets		185,899	183,081
Total assets		209,573	204,167
Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	2,292	3,349
Total current liabilities		2,292	3,349
Non-current liabilities
Borrowings	8	-	2,687
Deferred tax liability		1,747	1,747
Total non-current liabilities		1,747	4,434
Total liabilities		4,039	7,783
Equity
Share capital	9	220,492	217,449
Contributed surplus		6,769	6,535
Accumulated other comprehensive income (“AOCI”)		1,385	1,416
Deficit		(23,112)	(29,016)
Total equity		205,534	196,384
Total liabilities and equity		209,573	204,167

Approved by the Board of Directors on November 12, 2025
Subsequent events (note 14)
Sandeep Singh, Director
Ravi Sood, Director

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Revenue from royalty interests	4	6,863	3,725	27,596	10,474
Other income		-	-	-	330
Total revenue		6,863	3,725	27,596	10,804
Depletion of royalty interests	4	(2,449)	(1,561)	(11,452)	(4,826)
Gross profit		4,414	2,164	16,144	5,978

General and administrative expenses	10	(2,150)	(1,331)	(5,557)	(4,697)
Project evaluation expenses	10	211	(51)	(225)	(150)
Merger transaction costs	10	(843)	-	(843)	(400)
Share-based compensation expense	9	(678)	(321)	(1,991)	(1,020)
Share of profit of associates	5	542	426	1,594	1,581
(Loss) / gain on disposal	4	(77)	126	(1,884)	373
Profit from operations		1,419	1,013	7,238	1,665

Other income and expenses
Interest income		239	41	344	133
Interest and finance expenses		(103)	(406)	(338)	(1,641)
Fair value loss on investments	6	6	34	(20)	9
Foreign exchange (loss) / gain		(45)	59	95	(33)
Other income		172	152	328	440
Profit before income taxes		1,688	893	7,647	573

Tax expense		(315)	(309)	(2,666)	(1,017)
Net profit / (loss) for the period of continuing operations		1,373	584	4,981	(444)

Net income / (loss) of discontinued operations		-	46	-	(54)
Total net profit / (loss)		1,373	630	4,981	(498)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment		5	175	(31)	158
Other comprehensive income / (loss)		5	175	(31)	158
Total comprehensive income / (loss)		1,378	805	4,950	(340)

Profit per share – basic and diluted

Continuing operations		0.06	0.00	0.20	0.00
Discontinued operations		-	-	-	-
Total net profit		0.06	0.00	0.20	0.00
Weighted average number of shares outstanding – basic and diluted		24,608,197	19,521,148	24,671,031	19,572,886

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Operating activities
Net (loss) / profit for the period	1,373	630	4,981	(498)
Adjustments for:
Depletion of royalty interests	2,449	1,561	11,452	4,826
Unrealized foreign exchange	50	115	(127)	202
Share-based compensation expense	678	321	1,991	1,020
Loss / (gain) on disposal	77	(126)	1,884	(373)
Fair value gain on investments	(6)	(34)	20	(9)
Share of profit of associate	(542)	(426)	(1,594)	(1,581)
Interest income	(239)	(41)	(344)	(133)
Interest and finance expenses	103	406	338	1,641
Tax expense	315	309	2,666	1,017
Other non-cash items	(28)	(152)	(212)	(451)
	4,230	2,563	21,055	5,661

Changes in non-cash working capital items:
Accounts receivable and other	1,258	366	2,275	(1,123)
Accounts payable and accrued liabilities	(982)	(1,030)	(1,898)	(1,451)
Cash generated from operating activities before taxes	4,506	1,899	21,432	3,087
Taxes paid	(492)	(191)	(1,824)	(826)
Net cash generated from operating activities	4,014	1,708	19,608	2,261

Investing activities
Purchase of royalty interests (note 4)	(19,195)	(3,037)	(19,195)	(3,037)
Proceeds from royalty buy-back (note 4)	1,913	-	1,913	-
Proceeds from sale of equity investments (note 3)	5	-	5,223	3,500
Proceeds from disposal of stream assets	-	-	-	283
Proceeds from disposal of subsidiary	-	50	-	50
Distribution from associate (note 5)	1,016	1,110	3,126	3,162
Cash (used in) / generated from investing activities	(16,261)	(1,877)	(8,933)	3,958

Financing activities
Proceeds from share exercises	2,209	-	2,209	-
Interest received	239	41	344	133
Interest and finance costs paid	(70)	(389)	(241)	(1,618)
Repayment of loan principal (note 8)	-	-	(3,000)	(10,000)
Cash generated from / (used for) financing activities	2,378	(348)	(688)	(11,485)

Exchange differences on cash and cash equivalents	(45)	59	95	(33)

Change in cash and cash equivalents	(9,914)	(458)	10,082	(5,299)
Cash and cash equivalents, beginning of the period	24,450	6,446	4,454	11,287
Cash and cash equivalents, end of the period	14,536	5,988	14,536	5,988

ELEMENTAL ALTUS ROYALTIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

	Ordinary shares #[1]	Share capital $’000	Contributed Surplus $’000	AOCI $’000	Deficit $’000	Total Equity $’000
Balance as at December 31, 2023	19,599,039	177,424	5,664	1,280	(29,169)	155,199
Share-based compensation expense	-	-	1,020	-	-	1,020
Forfeit of share options	-	-	(357)	-	357	-
Share cancellation	(81,432)	(646)	-	-	-	(646)
Income / (loss) and comprehensive loss for the period	-	-	-	158	(498)	(340)
Balance as at September 30, 2024	19,517,607	176,778	6,327	1,438	(29,310)	155,233

Balance as at December 31, 2024	24,576,259	217,449	6,535	1,416	(29,016)	196,384
Share-based compensation expense	-	-	1,991	-	-	1,991
Forfeit of share options	-	-	(923)	-	923	-
Exercise of share-based options	190,880	3,043	(834)	-	-	2,209
(Loss) / income and comprehensive income / (loss) for the period	-	-	-	(31)	4,981	4,950
Balance as at September 30, 2025	24,767,139	220,492	6,769	1,385	(23,112)	205,534

1 On September 16, 2025, Elemental Altus consolidated its shares on the basis of ten pre-consolidation common shares for one post-consolidation common share (the “Share Consolidation”). For more information see note 9.

The number of Ordinary shares in the Condensed Interim Consolidated Statements of Changes in Equity have all be restated to reflect the share consolidation.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

1.	NATURE OF OPERATIONS

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”), is incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious metal royalties. The registered office address is Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “ELE” and the OTCQX market under the trading symbol “ELEMF”.

On September 4, 2025, the Company entered into a definitive arrangement agreement whereby Elemental Altus will acquire all of the issued and outstanding common shares of EMX Royalty Corporation (“EMX”) pursuant to a court-approved plan of arrangement (“EMX Merger”). The Merged Company (the “Merged Company”) will continue under the new name Elemental Royalty Corp. Refer to note 14.

Subsequent to the end of the reporting period:

(a)	Tether Investments S.A. de C.V. (“Tether”) increased its ownership interest in the Company to approximately 52% of the issued and outstanding common shares, thereby becoming the ultimate parent company of the Group.

(b)	The Company has submitted a registration statement to the United States Securities and Exchange Commission (“SEC”) to list its common shares on the Nasdaq under the proposed ticker symbol “ELE”. The listing remains subject to SEC and other applicable regulatory approvals.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least twelve months from September 30, 2025.

2.	BASIS OF PRESENTATION

(A)	Statement of compliance

The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2024. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2025.

The condensed interim consolidated financial statements are presented in US Dollars. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

The condensed interim consolidated financial statements were approved by the board and authorized for issue on November 12, 2025.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

(B)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			% Equity Interest as at
Name	Country of Incorporation	Functional Currency	September 30, 2025	December 31, 2024
Altus Royalties Limited	England & Wales	US Dollar	100	100
Altus Strategies Limited	England & Wales	US Dollar	100	100
Alcrest Royalties Australia Pty Limited	Australia	US Dollar	100	100
Elemental One Limited	BVI	US Dollar	100	100
Elemental Royalties (Australia) Pty Ltd	Australia	US Dollar	100	100
Elemental Resources Limited	England & Wales	Pound Sterling	100	100
Elemental Royalties Delaware LLC	United States of America	US Dollar	100	100

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

2.	BASIS OF PRESENTATION (continued)

(C)	Critical accounting estimates and judgements

The Company uses the same critical accounting estimates and judgements as those that applied to the annual consolidated financial statements for the year ended December 31, 2024.

Certain new accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments clarify the date of recognition and derecognition of financial assets and liabilities, clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (“SPPI”) criterion, add new disclosures for financial instruments with contractual terms that can change cash flows, and update the disclosure for equity investments designated at FVTOCI. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently assessing the impact of the amendments.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

3.	ACCOUNTS RECEIVABLE AND OTHER

Amounts due within 1 year (current)

	September 30, 2025 $’000	December 31, 2024 $’000
Trade receivable	1,094	11,209
Accrued royalty income	7,573	4,908
Prepayments	129	248
GST/VAT receivable	102	86
Other receivables	240	181
Total accounts receivable and other	9,138	16,632

The trade receivable balance includes the first deferred production-based milestones from the Korali-Sud royalty, deferred consideration from the disposal of the Ethiopian exploration projects.

In April 2025, the Company received the final settlement of $9.76 million in cash and equity in FireFly Metals Ltd (“FireFly”), in relation to the disposal of the Ming Gold Stream. The FireFly shares received were subsequently sold within the same period for cash consideration.

Amounts due after 1 year (non-current)

	September 30, 2025 $’000	December 31, 2024 $’000
Trade receivable	3,751	3,668
Amounts due from related parties (note 11)	363	363
Other receivables	161	-
Total accounts receivable and other	4,275	4,031

The trade receivable balance includes the deferred production-based milestones from the Korali-Sud royalty.

The other receivables balance includes the capitalised facility transaction fees previously amortised over the term of the Facility. These fees were reclassified from borrowings (note 8) to other receivables during the nine months ended September 30, 2025, as the related credit facility has been fully settled and no liability remains outstanding.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

4.	ROYALTY INTERESTS

As of and for the nine months ended September 30, 2025

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Disposals/ Impairment $’000	Ending $’000	Opening $’000	Depletion $’000	Disposals/ Impairment $’000	Ending $’000	Carrying Amount $’000
Ballarat Australia	9,896	-	-	9,896	1,628	1,075	-	2,703	7,193
Bonikro Côte d’Ivoire	31,800	-	-	31,800	3,271	3,053	-	6,324	25,476
Cactus U.S.A	9,918	-	(1,996)	7,922	-	-	-	-	7,922
Dugbe Liberia	-	16,505	-	16,505	-	-	-	-	16,505
Karlawinda Australia	37,166	-	-	37,166	8,999	1,708	-	10,707	26,459
Korali-Sud Mali	11,196	-	-	11,196	-	5,375	-	5,375	5,821
Laverton Australia	16,071	2,690	-	18,761	-	-	-	-	18,761
Mercedes Mexico	999	-	-	999	275	42	-	317	682
Wahgnion Burkina Faso	12,379	-	-	12,379	6,227	-	-	6,227	6,152
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	25,458	-	-	25,458	772	199	-	971	24,487
Total	156,892	19,195	(1,996)	174,091	21,172	11,452	-	32,624	141,467

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

4.	ROYALTY INTERESTS (continued)

As of and for the year ended December 31, 2024

	COST				ACCUMULATED DEPLETION
	Opening $’000	Additions $’000	Disposal/ Impairment $’000	Ending $’000	Opening $’000	Depletion $’000	Disposals/ Impairment $’000	Ending $’000	Carrying Amount $’000
Amancaya Chile	3,614	-	(3,614)	-	3,137	41	(3,178)	-	-
Ballarat Australia	5,841	4,055	-	9,896	1,006	622	-	1,628	8,268
Bonikro Côte d’Ivoire	12,405	19,395	-	31,800	947	2,324	-	3,271	28,529
Cactus U.S.A	9,918	-	-	9,918	-	-	-	-	9,918
Karlawinda Australia	37,166	-	-	37,166	6,597	2,402	-	8,999	28,167
Korali-Sud Mali	11,196	-	-	11,196	-	-	-	-	11,196
Laverton Australia	16,071	-	-	16,071	-	-	-	-	16,071
Mercedes Mexico	999	-	-	999	171	104	-	275	724
Wahgnion Burkina Faso	12,379	-	-	12,379	4,773	1,454	-	6,227	6,152
Western Queen Australia	2,009	-	-	2,009	-	-	-	-	2,009
Development assets Australia and other	15,720	9,738	-	25,458	501	271	-	772	24,686
Total	127,318	33,188	(3,614)	156,892	17,132	7,218	(3,178)	21,172	135,720

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

4.	ROYALTY INTERESTS (continued)

The following table summarizes the Company’s total revenue from royalty interests during the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30		Nine months ended September 30
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Revenue from royalties*
Amancaya	-	20	-	120
Ballarat	622	114	1,709	404
Bonikro	2,578	1,228	8,000	3,023
Karlawinda	2,131	1,226	6,158	3,709
Korali-Sud	1,047	-	10,208	-
Mercedes	220	290	724	773
Mount Monger	10	-	23	-
Mount Pleasant	98	100	266	260
SKO	157	84	508	257
Wahgnion	-	663	-	1,928
Total revenue from royalties	6,863	3,725	27,596	10,474

Other income	-	-	-	330
Total revenue	6,863	3,725	27,596	10,804

* The Company’s royalty on Caserones is recognised as an investment in associate (note 5) in accordance with IAS 28 “Investments in Associates and Joint Ventures”.

Korali-Sud Revenue Commencement

The Korali-Sud gold royalty commenced generating revenue from Q1 2025. The Company holds a 3% Net Smelter Return (“NSR”) royalty on the first 226,000 ounces of gold produced at the Diba deposit, and an uncapped 2% NSR thereafter. In addition to the royalty income, the agreement includes a series of production-based milestone payments. A $2.0 million milestone payment was received subsequent to the quarter end, and a further $1.0 million milestone payment is due to be received.

Wahgnion

The Wahgnion mine is currently undergoing an external audit, during which royalty payments to royalty holders have been temporarily paused and the Q1, Q2, and Q3 2025 royalty statements have not yet been provided.

The Company received all royalty statements from Wahgnion management for the 2024 financial year and received payment for the first two quarters of 2024, but has not yet received payment for the second half of 2024. In addition, the Company has not yet received the royalty statements for Q1, Q2 and Q3 2025 and therefore, the Company has not yet received the necessary information to support the recognition of royalty income for Q1, Q2 and Q3 2025. Royalty revenue earned in Q1, Q2 and Q3 2025 will be recognised in a subsequent reporting period once the royalty statement is received. As at September 30, 2025, the accrued income balance includes $1.1 million in post- tax royalty receivables from Wahgnion.

The Company is in active communication with Wahgnion’s management and external auditors and, based on such communications, expects royalty statements and payment to be received in full.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

4.	ROYALTY INTERESTS (continued)

Cactus

In August 2025, the Company received $1.9 million from Arizona Sonoran Copper Company Inc. following the expected buyback of 0.14% NSR on the Cactus Project Royalty.

The Company originally held a 0.68% NSR royalty over the Cactus Project. Following completion of the buyback, the Company retains a 0.54% NSR royalty interest in the project.

Laverton

On September 1, 2025, the Company has entered into an agreement to acquire the Indago Laverton royalty for a total cash consideration of A$80 million (approximately $52 million). An initial cash payment of $2.7 million has been made, with the remaining balance payable upon completion of the transaction, which is expected to occur in the fourth quarter of 2025.

The royalty comprises an uncapped 2% Gross Revenue Royalty (“GRR”) over Genesis Minerals’ recently-acquired Focus Laverton Project in Western Australia, which complements the Company’s existing 2% GRR over a subset of the Focus Laverton Project resulting in a 4% GRR over these areas.

Dugbe

On September 1, 2025, the Company acquired the Dugbe royalty for an initial cash consideration of $16.5 million. The royalty comprises an uncapped 2.0% net smelter return (NSR) royalty over the 3.3 million ounce Measured and Indicated Resource at 1.3g/t gold at the Dugbe Project, which increases to 2.5% under certain production and gold price conditions.

In addition, the agreement provides for a contingent cash consideration of up to $3.5 million, payable upon the earlier occurrence of any of the following events:

•	$0.7 million upon the commencement of project construction; and

•	$2.8 million upon the commencement of commercial production; or,

•	A cumulative 150,000 ounces of royalty-linked gold production at Dugbe

The contingent consideration will be recognised as a liability when it becomes probable that an outflow of economic resources will be required to settle the obligation.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

5.	INVESTMENT IN ASSOCIATES

The Company holds three investments in associates as shown in the table below:

	SLM California (Caserones)	Legend Gold Mali (Tabakarole)	Aterian plc	Total
	$’000	$’000	$’000	$’000
Opening balance at January 1, 2024	36,551	3,042	3,385	42,978
Share of profit / (loss) for the year	2,320	(17)	(267)	2,036
Distributions received	(3,922)	-	-	(3,922)
FX revaluation	-	-	(5)	(5)
Balance as at December 31, 2024	34,949	3,025	3,113	41,087
Share of profit / (loss) for the period	1,989	(8)	(387)	1,594
Distributions received	(3,126)	-	-	(3,126)
Reclassification (note 6)	-	-	(2,726)	(2,726)
Closing balance at September 30, 2025	33,812	3,017	-	36,829

SLM California (Caserones), Chile

As of September 30, 2025, the Company held a 0.473% NSR royalty interest on the Caserones copper mine in northern Chile. The royalty is owned through the Company’s 50% interest in Minera Tercero SpA which owns 45.6% of Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) and a 100% owned company, EA Regalías Chile SpA, which owns 1.56% of SLM California.

Minera Tercero SpA is jointly controlled by the Company and another operator and is accounted for as a joint operation. The Company recognizes 50% of the principal asset held by Minera Tercero SpA, which is an investment in SLM California and 50% of the respective income and expenses. SLM California is an associate of Minera Tercero SpA and is accounted for using the equity method. The Company’s 50% share of profit / loss of the associate recognized by Minera Tercero SpA under the equity method is shown in the Statement of Comprehensive Loss. Distributions received from the associate reduce the carrying amount of the investment.

The Company received distributions from SLM California in respect of the royalty on production at the Caserones mine of $3.13 million with respect of the nine months ended September 30, 2025 (nine months ended September 30, 2024: $3.16 million). The distributions were calculated after provisions made by SLM California for expenses and Chilean income tax. The Company adjusted this share of profit through an amortization of the investment based on a depletion calculation performed on the underlying royalty asset in order to conform with Elemental Altus’ consolidated accounting policies.

Legend Gold Mali

Legend Gold Mali SARL is a wholly owned subsidiary of Legend Mali UK II Ltd, a holding company which is a 30%- owned associate of the Company, and holds the Tabakorole gold project and two contiguous licences with a total area of 292km2 in southern Mali. The Company’s interest in Legend Mali UK II Ltd. is accounted for using the equity method. The company is the subject of an agreement between the Company and Marvel Gold that was renewed in January 2022, under which Marvel Gold retains the right to increase its holding to 80% by sole funding a definitive feasibility study on the Tabakorole project.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

5.	INVESTMENT IN ASSOCIATES (continued)

Aterian Plc

In Q2 2025, the Company’s equity interest in Aterian Plc (“Aterian”) decreased to 18.84% (2024: 20.04%). The Company retains one seat on Aterian’s five-member board. Due to the reduction in its shareholding the Company no longer exercises significant influence or control over Aterian. Accordingly, the investment has been reclassified from an investment in an associate to a financial asset (see note 6). This reclassification resulted in a net loss of

$1.46 million, recognised in the ‘loss on disposal’ in the statement of profit or loss.

6.	INVESTMENTS

Investments carried at fair value through profit or loss comprise listed equity shares (Level 1) and non-listed equity shares (Level 2). All three investments currently held by the Company are portfolio investments.

	September 30, 2025	December 31, 2024
	$’000	$’000
Opening balance	2,243	3,449
Additions	1,224	2,367
Disposals	(68)	(3,685)
Revaluation gain	(71)	112
Closing balance	3,328	2,243

Of the $0.02 million of net fair value loss in the statement of comprehensive loss, $0.05 million was an unrealized foreign exchange loss on the revaluation of the Company’s investments.

During Q2 2025, the Company reclassified its investment in Aterian Plc from an investment in an associate to a financial asset, which has been recognised as an investment (see note 5).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	December 31, 2024
	$’000	$’000
Trade payables	360	737
Accrued interest	-	12
Accruals	1,383	981
Other payables	549	1,619
Total	2,292	3,349

In December 2017, the Company acquired the Mount Pleasant gold royalty in Australia. A deferred payment of A$0.4 million is due at the point a decision is taken to mine a refractory portion of the resource and funds committed to its development. The deferred payment has not been recognized as it is not considered that the condition triggering the payment obligation will occur.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

8.	BORROWINGS

	September 30, 2025 $’000	December 31, 2024 $’000
Opening balance as at January 1	2,687	30,000
Repayment	(3,000)	(27,000)
Less: facility extension transaction costs	-	(362)
Amortisation of transaction costs	96	49
Transaction costs reclassified to other debtors (note 3)	217	-
Closing balance	-	2,687

Credit Facility

The Company has a $50 million revolving credit facility (the “Facility”), with National Bank of Canada (“NBC”), Canadian Imperial Bank of Commerce (“CIBC”), and Royal Bank of Canada (“RBC”). Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Facility plus cumulative net income thereafter. As at September 30, 2025, June 30, 2025, March 31, 2025 and December 31, 2024, the Company certified that it was in compliance with the terms of the covenants.

Subsequent to the end of the reporting period, Tether Investments S.A. de C.V. (“Tether”) increased its ownership interest in the Company to approximately 52% of the issued and outstanding common shares. Prior to this change of control, the Company obtained a waiver from its lending syndicate extending to December 31, 2025, provided that the Facility remains undrawn and Tether’s ownership interest is reduced below 50% prior to that date. Refer to note 14.

On February 21, 2025, the Company repaid the remaining loan principal of $3 million, fully settling the outstanding debt.

As at September 30, 2025 the drawn down balance (loan principal) was $nil (December 31, 2024: $3 million).

The capitalised transaction costs previously amortised over the term of the Facility have been reclassified from borrowings to other receivables (note 3), as the related credit facility has been fully settled and no liability remains outstanding.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

9.	SHARE CAPITAL

a)	Authorized

The Company’s authorized share structure consists of an unlimited number of common shares without par value.

b)	Share activities

(1)	Share consolidation

On September 16, 2025, Elemental Altus consolidated its shares on the basis of ten pre-consolidation common shares for one post-consolidation common share (the “Share Consolidation”).

The exercise or conversion price and/or the number of common shares issuable upon the exercise or deemed exercise of Company’s currently outstanding stock options and restricted share units have been proportionately adjusted to reflect the Share Consolidation.

c)	Stock options, performance share units and RSUs

The Company maintains an incentive compensation plan for stock options, performance share units (“PSUs”) and restricted share units. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). The vesting terms of the awards are in the sole discretion of the Board of Directors. All stock options and PSUs become fully vested if a change of control of the Company occurs. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as a director or officer of the Company.

On September 16, 2025, Elemental Altus consolidated its shares on the basis of ten pre-consolidation common shares for one post-consolidation common share.

The number of share options, PSU, RSUs and their respective exercise price have all been restated to reflect the share consolidation.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

9.	SHARE CAPITAL (continued)

Stock options

Changes in share purchase options during the nine months ended September 30, 2025 and the year ended December 31, 2024 are as follows:

	Number of stock options	Weighted Average Exercise Price		Weighted Average Life (Years)
Outstanding, December 31, 2023	1,142,328	C$	15.9	3.21
Granted	358,000	C$	11.8
Forfeited	(128,065)	C$	15.5
Outstanding, December 31, 2024	1,372,263	C$	14.9	2.73
Granted	523,871	C$	12.8
Excerised	(176,380)	C$	17.2
Forfeited	(172,354)	C$	19.0
Outstanding, September 30, 2025	1,547,400	C$	14.3	3.01
Outstanding and exercisable, September 30, 2025	1,231,947	C$	18.7	2.77

The 445,586 stock options granted in February 2025 have a five-year term and vest over one and half years from the grant date.

The 78,285 stock options granted in July 2025 have a five-year term, 62,500 of the stock options vest in four equal instalments on the date of grant, and on the 6 month, 12 month, and 18 month anniversary thereof, and 15,785 stock options will vest on the one year anniversary of grant.

These options were fair valued at their grant date using the Black Scholes valuation model, based on the following key terms:

	February 2025	July 2025
Risk-free rate	2.7%	3.0%
Expected share price volatility	39%	41%
Expected life of options	5 years	5 years

The expiration schedule of the options outstanding at September 30, 2025 is as follows:

Year of expiry	Number of stock options	Weighted Average Exercise Price
2026	665,529	C$	14.45
2027	-		-
2028	358,000	C$	11.70
2029	-		-
2030	523,872	C$	13.80

During the nine months ended September 30, 2025, the Company recorded $1.45 million (2024: $0.66 million) of share-based compensation expense to the statement of comprehensive loss based on the vesting of stock options.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

9.	SHARE CAPITAL (continued)

Performance share units

The Company has certain performance share units outstanding which were issued to directors and officers. Changes in PSUs during the nine months ended September 30, 2025 and the year ended December 31, 2024 are as follows:

Number of PSUs
Outstanding, December 31, 2024	50,000
Outstanding and exercisable, December 31, 2024	16,000
Outstanding, September 30, 2025	-
Outstanding and exercisable, September 30, 2025	-

During the nine months ended September 30, 2025, the Company recorded $nil (2024: $nil) of share-based compensation to the statement of comprehensive loss based on the vesting of PSUs.

During the quarter, the PSUs have expired or have been exercised, there no outstanding PSUs at the end of September 30, 2025.

Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

	Number of RSUs	Weighted Average Life (Years)
Outstanding, January 1, 2025	154,100
Granted	93,000	4.57
Outstanding, September 30, 2025	247,100	3.91
Outstanding and exercisable, September 30, 2025	43,333	3.41

During the nine months ended September 30, 2025, the Company recorded $0.54 million (2024: $0.35 million) of share-based compensation to the statement of comprehensive loss based on the vesting of restricted share units.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

9.	SHARE CAPITAL (continued)

a)	Basic and diluted loss per share

During the nine months ended September 30, 2025, potentially dilutive common shares totaling 1,275,280 (2024: 1,216,173) were not included in the calculation of basic and diluted loss per share because their effect was anti-dilutive. Potentially dilutive common shares are from PSUs, stock options and RSUs.

10.	OPERATING EXPENSES BY NATURE

	Three months ended September 30,		Nine months ended September 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Salary, fees and pension	1,222	772	3,279	2,703
Corporate administration	150	275	496	524
Listing and filing fees	117	36	195	127
Marketing and promotion	67	60	240	223
Professional fees and consulting fees	594	188	1,347	1,120
Project evaluation expenses	(211)	51	225	150
Merger transaction costs	843	-	843	400
Total	2,782	1,382	6,625	5,247

In the statement of comprehensive loss, tax expense for the nine months ended September 30, 2025, $2.67 million (September 30, 2024: $1.02 million) is comprised of withholding tax expense of $2.02 million (September 30, 2024: $0.92 million), a corporation tax expense of $0.65 million (September 30, 2024: $0.05) and a deferred tax expense of $nil (September 30, 2024: $0.03 million).

Merger and transaction costs for the period relate to professional fees and other expenditures incurred by the Company in connection with the EMX Merger (see note 14).

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

11.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the three and nine months ended September 30, 2025 and 2024 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025 $’000	2024 $’000	2025 $’000	2024 $’000
Salary, fees, pension and professional fees	583	547	1,585	1,282
Share-based compensation – PSUs and stock options	505	223	1,369	696
Total	1,088	770	2,954	1,978

Amounts due from related parties as at September 30, 2025 of $0.36 million (December 31, 2024: $0.36 million) consists of a receivable from Akh Gold Ltd in which the Company holds a 19.9% equity interest.

12.	SEGMENTED INFORMATION

The Company maintains a single business segment which is its royalty interests, from which it derives its revenue, including its exploration and evaluation assets from which it intends to generate royalties.

The carrying values of the royalty assets and revenue generated per continent in 2025 were as follows:

	North America	South America	Australia	Africa	Total
	2025 $’000	2025 $’000	2025 $’000	2025 $’000	2025 $’000
Royalty assets – as at September 30, 2025	18,483	-	64,303	58,681	141,467

Total revenue – 9 months ending September 30, 2025	724	-	8,664	18,208	27,596

The carrying values of the royalty assets and revenue generated per continent in 2024 were as follows:

	North America	South America	Australia	Africa	Total
	2024 $’000	2024 $’000	2024 $’000	2024 $’000	2024 $’000
Royalty assets – as at December 31, 2024	20,521	-	64,554	50,604	135,679

Total revenue – 9 months ending September 30, 2024	773	120	4,630	4,951	10,474

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

13.	FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:

Level 1 –	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 –	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 –	Unobservable inputs which are supported by little or no market activity.

The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the condensed interim consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at September 30, 2025 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	14,536	-	-	14,536
Investments	1,244	2,084	-	3,328
Total	15,780	2,084	-	17,864

	Fair value at December 31, 2024 ($’000)
	Level 1	Level 2	Level 3	Total
Recurring Measurements
Cash and cash equivalents	4,454	-	-	4,454
Investments	159	2,084	-	2,243
Total	4,613	2,084	-	6,697

During the nine months ended September 30, 2025 no amounts were transferred between Levels. The Group also has a number of financial instruments which are not measured at fair value in the statement of financial position. For these instruments, the fair values are not materially different to their carrying amounts.

ELEMENTAL ALTUS ROYALTIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025 and 2024
(Unaudited - expressed in thousands of US Dollars)

14.	SUBSEQUENT EVENTS

•	EMX Merger

On September 4, 2025, the Company entered into a definitive arrangement agreement whereby Elemental Altus will acquire all of the issued and outstanding common shares of EMX pursuant to a court-approved plan of arrangement. The Merged Company will continue under the new name Elemental Royalty Corp.

Concurrently with and in support of the Transaction, Tether Investments S.A. de C.V. (“Tether”) and Elemental Altus have entered into a subscription agreement dated September 4, 2025 pursuant to which, among other things, Tether has agreed to purchase approximately 7.5 million Elemental Altus Shares at a price of C$18.38 per share for aggregate gross proceeds of $100 million (the “Tether Concurrent Financing”).

Terms of the transaction

Pursuant to the terms and conditions of the arrangement agreement, EMX shareholders will receive 0.2822 Elemental Altus Shares for each EMX Share held immediately prior to the Effective Time..

Upon completion of the transaction, including the Tether Concurrent Financing, existing Elemental Altus and former EMX shareholders are expected to own approximately 51% and 49% of the Merged Company, respectively, on a basic basis.

The completion of the transaction is subject to approval of the EMX shareholders, Elemental Altus shareholders for the transaction and the Tether Concurrent Financing, TSX Venture Exchange, regulatory and court approvals and other customary closing conditions for transactions of this nature.

As of this date report, Elemental Altus and EMX shareholder have both approved the Transaction and Tether Concurrent Financing.

•	Nasdaq Listing

The Company has submitted a registration statement to the United States Securities and Exchange Commission (“SEC”) to list its common shares on the Nasdaq under the proposed ticker symbol “ELE”. The listing remains subject to SEC and other applicable regulatory approvals.